AA4
3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04016181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF 3-18-04

SEC FILE NUMBER
8-49931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/ 2003 (MM/ DD/ YYYY) AND ENDING 12/ 31/ 2003 (MM/ DD/ YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBA:

JB Oxford & Company (formerly known as Stocks 4 Less, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo — (310) 777-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

725 South Figuera Street	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AA4 3.18.04

OATH OR AFFIRMATION

STATE OF: California
)ss.
COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Oxford & Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH D. WARGO
Commission # 1323937
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2005

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me
this 27th day of February, 2004.

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [ ] (a) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (a) Computation of Net Capital.
- [ ] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder of
JB Oxford & Company

We have audited the accompanying statement of financial condition of JB Oxford & Company (a California corporation and wholly-owned subsidiary of JB Oxford Holdings, Inc.) (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JB Oxford & Company at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2004

JB Oxford & Company

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 109,555
Receivable from clearing broker, affiliate	377,947
Deposits with clearing broker, affiliate	26,437
Securities owned, at fair value	3,300
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,714,499	410,939
Intangible assets (net of accumulated amortization of $3,558,678)	2,957,837
Other assets	198,473
Total assets	$ 4,084,488
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 91,453
Commitments and Contingencies *(Note 5)*	
Stockholder's Equity:	
Preferred stock, $.01 par value; 200,000 shares authorized; none issued and outstanding	–
Common stock, $.01 par value; 1,000,000 shares authorized; 10 shares issued and outstanding	–
Additional paid-in capital	4,625,294
Accumulated deficit	(632,259)
Total stockholder's equity	3,993,035
Total liabilities and stockholder's equity	$ 4,084,488

See accompanying notes.